Pembina Pipeline Corporation

MANAGEMENT'S RESPONSIBILITY

The Consolidated Financial Statements of Pembina Pipeline Corporation (the "Company") are the responsibility of Pembina's management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, using management's best estimates and judgments, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors of the Company (the "Board") is responsible for ensuring management fulfils its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee, which consists of four non-management directors. The Audit Committee meets periodically with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors, have audited the Company's financial statements in accordance with Canadian generally accepted auditing standards and their report follows. The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.

Robert B. Michaleski	Peter D. Robertson
Chief Executive Officer	Vice President, Finance & Chief Financial Officer
Pembina Pipeline Corporation	Pembina Pipeline Corporation

March 1, 2013

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INDEPENDENT AUDITORS' REPORT

To the Shareholders of Pembina Pipeline Corporation

We have audited the accompanying consolidated financial statements of Pembina Pipeline Corporation, which comprise the consolidated statement of financial position as at December 31, 2012 and December 31, 2011, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Pembina Pipeline Corporation as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Calgary, Alberta

March 1, 2013

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31 ($ thousands)	Note	2012	2011
Assets
Current assets
Cash and cash equivalents		27,336
Trade receivables and other	6	331,692	148,267
Derivative financial instruments	27	7,528	4,643
Inventory		108,096	21,235
		474,652	174,145
Non-current assets
Property, plant and equipment	7	5,014,542	2,747,530
Intangible assets and goodwill	8	2,622,677	243,904
Investments in equity accounted investees	9	161,205	161,002
Derivative financial instruments	27	343	1,807
Other receivables	6	3,080	10,814
		7,801,847	3,165,057
Total Assets		8,276,499	3,339,202
Liabilities and Shareholders' Equity
Current liabilities
Bank indebtedness			676
Trade payables and accrued liabilities	11	344,740	166,646
Dividends payable		39,586	21,828
Loans and borrowings	12	11,652	323,927
Derivative financial instruments	27	15,932	4,725
		411,910	517,802
Non-current liabilities
Loans and borrowings	12	1,932,774	1,012,061
Convertible debentures	13	609,968	289,365
Derivative financial instruments	27	51,759	12,813
Employee benefits	25	28,623	16,951
Share-based payments		17,239	14,060
Deferred revenue		3,099	2,185
Provisions	14	361,206	405,433
Deferred tax liabilities	10	584,489	106,915
		3,589,157	1,859,783
Total Liabilities		4,001,067	2,377,585
Shareholders' Equity
Equity attributable to shareholders of the Company:
Share capital	15	5,324,058	1,811,734
Deficit		(1,027,678)	(834,921)
Accumulated other comprehensive income		(26,123)	(15,196)
		4,270,257	961,617
Non-controlling interest		5,175
Total Equity		4,275,432	961,617
Total Liabilities and Shareholders' Equity		8,276,499	3,339,202

See accompanying notes to the consolidated financial statements

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Pembina Pipeline Corporation

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year Ended December 31 ($ thousands, except per share amounts)	Note	2012	2011
Revenue	16	3,427,402	1,676,050
Cost of sales	17	2,920,208	1,332,205
Gain on commodity-related derivative financial instruments	27	31,529	10,471
Gross profit		538,723	354,316

General and administrative	18	97,488	62,191
Acquisition-related and other expense		24,748	1,429
		122,236	63,620

Results from operating activities		416,487	290,696

Finance income		(6,611)	(1,374)
Finance costs		121,751	93,301
Net finance costs	21	115,140	91,927

Earnings before income tax and equity accounted investees		301,347	198,769

Share of loss (profit) of investments in equity accounted investees, net of tax		1,056	(5,766)

Income tax expense	10	75,339	38,869

Earnings for the year		224,952	165,666

Other comprehensive income (loss)
Defined benefit plan actuarial losses		(14,568)	(14,159)
Income tax benefit	10	3,641	3,540
Other comprehensive loss for the year	25	(10,927)	(10,619)
Total comprehensive income for the year		214,025	155,047
Earnings attributable to:
Shareholders of the Company		224,844	165,666
Non-controlling interest		108
		224,952	165,666
Total comprehensive income attributable to:
Shareholders of the Company		213,917	155,047
Non-controlling interest		108
		214,025	155,047
Earnings per share attributable to shareholders of the Company:
Basic and diluted earnings per share (dollars)	23	0.87	0.99

See accompanying notes to the consolidated financial statements

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to Shareholders of the Company
($ thousands)	Note	Share Capital	Deficit	Accumulated Other Comprehensive Income	Total	Non-controlling Interest	Total Equity
December 31, 2010		1,794,536	(739,351)	(4,577)	1,050,608		1,050,608
Total comprehensive income for period
Earnings			165,666		165,666		165,666
Other comprehensive income
Defined benefit plan actuarial losses, net of tax	25			(10,619)	(10,619)		(10,619)
Total comprehensive income for the year			165,666	(10,619)	155,047		155,047
Transactions with shareholders of the Company
Share-based payment transactions	15	16,978			16,978		16,978
Debenture conversions and other	15	220			220		220
Dividends declared	15		(261,236)		(261,236)		(261,236)
Total transactions with shareholders of the Company		17,198	(261,236)		(244,038)		(244,038)
December 31, 2011		1,811,734	(834,921)	(15,196)	961,617		961,617

Total comprehensive income for period
Earnings			224,844		224,844	108	224,952
Other comprehensive income
Defined benefit plan actuarial losses, net of tax	25			(10,927)	(10,927)		(10,927)
Total comprehensive income (loss) for the year			224,844	(10,927)	213,917	108	214,025
Transactions with shareholders of the Company
Share-based payment transactions	15	9,221			9,221		9,221
Debenture conversions and other	15	432			432		432
Dividends declared	15		(417,601)		(417,601)		(417,601)
Common shares issued on acquisition	5	3,283,976			3,283,976		3,283,976
Dividend reinvestment plan	15	218,695			218,695		218,695
Total transactions with shareholders of the Company		3,512,324	(417,601)		3,094,723		3,094,723
Non-controlling interest assumed on acquisition	5					5,067	5,067
December 31, 2012		5,324,058	(1,027,678)	(26,123)	4,270,257	5,175	4,275,432

See accompanying notes to the consolidated financial statements

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 ($ thousands)	Note	2012	2011
Cash provided by (used in):
Operating activities:
Earnings for the year		224,952	165,666
Adjustments for:
Depreciation and amortization	19	179,386	70,219
Unrealized gain on commodity-related derivative financial instruments		(36,100)	(5,176)
Net finance costs	21	115,140	91,927
Share of loss (profit) of investments in equity accounted investees, net of tax		1,056	(5,766)
Deferred income tax expense	10	75,802	38,869
Share-based payments expense	26	17,028	18,651
Employee future benefits expense	25	7,225	4,825
Other		1,006	989
Changes in non-cash working capital	24	(109,881)	(20,297)
Payments from equity accounted investees	9	17,428	16,869
Decommissioning liability expenditures	14	(4,944)	(3,123)
Employer future benefit contributions	25	(10,000)	(8,000)
Net interest paid		(118,291)	(80,115)
Cash flow from operating activities		359,807	285,538
Financing activities:
Bank borrowings		6,861	153,137
Repayment of loans and borrowings		(61,332)	(90,596)
Issuance of debt		450,000	250,000
Financing fees		(7,343)	(1,774)
Exercise of stock options		7,295	16,059
Dividends paid (net of shares issued under the Dividend Reinvestment Plan)	15	(181,148)	(261,102)
Cash flow from financing activities		214,333	65,724
Investing activities:
Net capital expenditures		(546,820)	(477,335)
Contributions to equity accounted investees		(8,182)
Cash acquired on acquisition		8,874
Cash flow used in investing activities		(546,128)	(477,335)
Change in cash		28,012	(126,073)
Cash (bank indebtedness), beginning of year		(676)	125,397
Cash and cash equivalents (bank indebtedness), end of year		27,336	(676)

See accompanying notes to the consolidated financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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Pembina Pipeline Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The consolidated financial statements ("Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the year ended December 31, 2012. These Financial Statements present fairly the financial position, financial performance and cash flows of the Company.

Pembina owns or has interests in pipelines that transport conventional crude oil and natural gas liquids ("NGL"), oil sands and heavy oil pipelines, gas gathering and processing facilities, and an NGL infrastructure and logistics business. Facilities are located in Canada and in the U.S. Pembina also offers midstream services that span across its operations.

2. BASIS OF PREPARATION

a.	Statement of compliance

The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The Financial Statements were authorized for issue by the Board of Directors on March 1, 2013.

b.	Basis of measurement

The Financial Statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at estimated fair value; and

•	liabilities for cash-settled share-based payment arrangements are measured at estimated fair value.

c.	Functional and presentation currency

The Financial Statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented in Canadian dollars has been disclosed in thousands except where noted.

d.	Use of estimates and judgments

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the circumstances and estimates at the date of the financial statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following judgment and estimation uncertainties are those management considers material to the Company's financial statements:

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Judgments

(i)	Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires Management to make judgments about future possible events. The assumptions with respect to determining the fair value of property, plant and equipment and intangible assets acquired generally require the most judgment.

(ii)	Componentization

The componentization of the Company's assets are based on management's judgment of what components constitute a significant cost in relation to the total cost of an asset and whether these components have similar or dissimilar patterns of consumption and useful lives for purposes of calculating depreciation and amortization.

(iii)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets are based on management's judgment of the most appropriate method to reflect the pattern of an asset's future economic benefit expected to be consumed by the Company. Among other factors, these judgments are based on industry standards and historical experience.

Estimates

(i)	Inventory

Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of NGL held in inventory at such locations is subject to estimation. Actual inventories of NGL within storage caverns can only be determined by draining of the caverns.

(ii)	Financial derivative instruments

The Company's financial derivative instruments are recognized on the statement of financial position at fair value based on management's estimate of commodity prices, share price and associated volatility, foreign exchange rates, interest rates and the amounts that would have been received or paid to settle these instruments prior to maturity given future market prices and other relevant factors.

(iii)	Business Combinations

Estimates of future cash flows, forecast prices, interest rates and discount rates are made in determining the fair value of assets acquired and liabilities assumed for allocation of the purchase price. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities, intangible assets and goodwill in the purchase price analysis. Future net earnings can be affected as a result of changes in future depreciation and amortization, asset or goodwill impairment.

(iv)	Defined benefit obligations

The calculation of the defined benefit obligation is sensitive to many estimates, but most significantly of which include the discount rate and long-term rate of return on assets applied.

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Pembina Pipeline Corporation

(v)	Provisions and contingencies

Provisions recognized are based on management's judgment about assessing contingent liabilities and timing, scope and amount of liabilities. Management uses judgment in determining the likelihood of realization of contingent assets and liabilities to determine the outcome of contingencies.

Based on the long-term nature of the decommissioning provision, the biggest uncertainties in estimating the provision are the discount rates used, the costs that will be incurred and the timing of when these costs will occur. In addition, in determining the provision it is assumed that the Company will utilize technology and materials that are currently available.

(vi)	Share-based payments

Compensation costs pursuant to the share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.

(vii)	Deferred taxes

The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rated anticipated to apply to income in the years in which temporary differences are expected to be realized or reversed.

(viii)	Depreciation and amortization

Estimated useful lives of property, plant and equipment is based on management's assumptions and estimates of the physical useful lives of the assets, the economic life, which may be associated with the reserve life and commodity type of the production area, in addition to the estimated residual value.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out below have been applied consistently to all periods presented in these Financial Statements.

a.	Basis of consolidation

i)	Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a separate component of equity. Their share of net income and other comprehensive income is also recognized in this separate component of equity. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary. No adjustments are made to goodwill and no gain or loss is recognized in profit or loss.

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Pembina Pipeline Corporation

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

ii)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the Financial Statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company.

iii)	Investments in associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The Financial Statements include the Company's share of the profit or loss and other comprehensive income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. The Company's investments in its associates and joint ventures are accounted for using the equity method and are recognized initially at cost, including transaction costs.

When the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

iv)	Jointly controlled operations

A jointly controlled operation is a joint venture carried on by each venture using its own assets in pursuit of the joint operations. The Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation, and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

v)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized revenue and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

vi)	Foreign currency

Transactions in foreign currencies are translated to the Company's functional currency, Canadian dollars, at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the Company's functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

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Pembina Pipeline Corporation

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognized in profit or loss.

b.	Inventories

Inventories are measured at the lower of cost and net realizable value and consist primarily of crude oil and NGL. The cost of inventories is determined using the weighted average costing method and includes direct purchase costs and when applicable, costs of production, extraction, fractionation costs, and transportation costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs. All changes in the value of the inventories are reflected in inventories and cost of sales.

c.	Financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

i)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies non-derivative financial assets into the following categories:

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and short-term investments with original maturities of ninety days or less that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

Trade and other receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method less any impairment losses.

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ii)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company's non-derivative financial liabilities are comprised of the following: bank indebtedness, trade payables and accrued liabilities, dividends payable, loans and borrowings including finance lease obligations and the liability component of convertible debentures.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

iii)	Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

iv)	Compound financial instruments

The Company's convertible debentures are compound financial instruments consisting of a financial liability and an embedded conversion feature. In accordance with IAS 39, the embedded derivatives are required to be separated from the host contracts and accounted for as stand-alone instruments.

Debentures containing a cash conversion option allow Pembina to pay cash to the converting holder of the debentures, at the option of the Company. As such, the conversion feature is presented as a financial derivative liability within long-term derivative financial instruments. Debentures without a cash conversion option are settled in shares on conversion, and therefore the conversion feature is presented within equity, in accordance with its contractual substance.

On initial recognition and at each reporting date, the embedded conversion feature is measured using a method whereby the fair value is measured using an option pricing model. Subsequent to initial recognition, any unrealized gains or losses arising from fair value changes are recognized through profit or loss in the statement of comprehensive income at each reporting date. If the conversion feature is included in equity, it is not remeasured subsequent to initial recognition. On initial recognition, the debt component, net of issue costs, is recorded as a financial liability and accounted for at amortized cost. Subsequent to initial recognition, the debt component is accreted to the face value of the debentures using the effective interest rate method. Upon conversion, the corresponding portions of the debt and equity are removed from those captions and transferred to share capital.

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v)	Derivative financial instruments

The Company holds derivative financial instruments to manage its interest rate, commodity, power costs and foreign exchange risk exposures as well as cash conversion features on convertible debentures and a redemption liability. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Derivatives are recognized initially at fair value with attributable transaction costs recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes in non-commodity-related derivatives are recognized immediately in profit or loss in net finance costs and changes in commodity-related derivatives are recognized immediately in profit or loss in operating activities.

d.	Property, plant and equipment

i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, estimated decommissioning provisions and borrowing costs on qualifying assets.

Cost also may include any gain or loss realized on foreign currency transactions directly attributable to the purchase or construction of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within other expense (income) in profit or loss.

ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The cost of maintenance and repair expenses of the property, plant and equipment are recognized in profit or loss as incurred.

iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets, other than land, are assessed and if a component has a useful life that is different from the remainder of the asset, that component is depreciated separately.

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Depreciation is recognized in profit or loss on a straight line or declining balance basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Pipeline assets and facilities are generally depreciated using the straight line method over 3 to 75 years (an average of 47 years) or declining balance method at rates ranging from 3 percent to 37 percent per annum (an average rate of 15 percent per annum). Facilities and equipment are depreciated using straight line method over 3 to 75 years (at an average rate of 35 years) or declining balance method at rates ranging from 3 to 37 percent (at an average rate of 12 percent per annum). Other assets are depreciated using the straight line method over 2 to 45 years (an average of 17 years) or declining balance method at rates ranging from 3 percent to 37 percent (at an average rate of 2 percent per annum). These rates are established to depreciate remaining net book value over the economic lives or contractual duration of the related assets.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

e.	Intangible assets

i)	Goodwill

Goodwill that arises upon acquisitions is included in intangible assets. See note 3(a)(i) for the policy on measurement of goodwill at initial recognition.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is allocated to the investment and not to any asset, including goodwill, that forms the carrying amount of the equity accounted investee.

ii)	Other intangible assets

Other intangible assets acquired individually by the Company and have finite useful lives are recognized and measured at cost less accumulated amortization and accumulated impairment losses.

iii)	Subsequent expenditures

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

iv)	Amortization

Amortization is based on the cost of an asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives of other intangible assets with finite useful lives range from 3 to 25 years (at an average of 17 years).

Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

f.	Leased assets

Leases which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. The leased asset is initially recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

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Other leases are operating leases and are not recognized in the Company's statement of financial position.

g.	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining life.

i)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfilment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to a lessee the right to control the use of the underlying asset.

At inception or upon reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, an asset and liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognized using the Company's incremental borrowing rate.

h.	Impairment

i)	Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that a loss event had a negative effect on the estimated future cash flows of that asset and the impact can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Company, economic conditions that correlate with defaults or the disappearance of an active market for a security or a significant or prolonged decline in the fair value below cost.

Trade and other receivables ("Receivables")

The Company considers evidence of impairment for Receivables at both a specific asset and collective level. All individually significant Receivables are assessed for specific impairment. All individually significant Receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together Receivables with similar risk characteristics.

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In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against Receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

ii)	Non-financial assets

The carrying amounts of the Company's non-financial assets, other than line fill and assets arising from employee benefits and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time. An impairment loss is recognized if the carrying amount of an asset or its related Cash Generating Unit ("CGU") exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal purposes. Goodwill acquired in a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The Company's corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

Impairment losses are recognized in profit or loss. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

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An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

i.	Employee benefits

i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

ii)	Defined benefit pension plans

A defined benefit pension plan is a post-employment benefit plan other than a defined contribution plan. The Company's net obligation in respect of Defined Benefit Pension Plans ("Plans") is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine its present value. Unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate used to determine the present value is comprised of the following: estimated returns for each major asset class consistent with market conditions on the valuation date and the target asset mix specified in the Plans investment policy, additional net returns assumed to be achievable due to active equity management, implicit provision for expenses determined as the average rate of investment and administrative expenses paid by the Plans over the last five years, and a margin for adverse deviations, based on the proportion of the Plans' assets invested in equities in excess of the return expected on equities, over government bond yields.

The calculation is performed, at a minimum, every three years by a qualified actuary using the actuarial cost method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

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The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income and expenses related to defined benefit plans in personnel expenses in profit or loss.

The Company recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

iii)	Other long-term employee benefits

The Company's net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is comprised of the following: estimated returns for each major asset class consistent with market conditions on the valuation date and the target asset mix specified in the Plans investment policy, additional net returns assumed to be achievable due to active equity management, implicit provision for expenses determined as the average rate of investment and administrative expenses paid from the Plans over the last five years, and a margin for adverse deviations, based on the proportion of the Plans assets invested in equities in excess return expected on equities, over government yield bonds.

The calculation is performed using an actuary.

iv)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)	Share-based payment transactions

For equity settled share-based payment plans, the fair value of the share-based payment at grant date is recognized as an expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

For cash settled share-based payment plans, the fair value of the amount payable to employees is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as an expense in profit or loss.

j.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are remeasured at each reporting date based on the best estimate of the settlement amount. The unwinding of the discount rate (accretion) is recognized as a finance cost.

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Decommissioning obligation

The Company's activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value, based on a risk free rate, of management's best estimate of expenditure required to settle the obligation at the balance sheet date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time, changes in the risk free rate and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows or risk free rate are added to or deducted from the cost of the related asset.

k.	Revenue

Revenue in the course of ordinary activities is measured at the fair value of the consideration received or receivable. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the customer or the service has been provided, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

The timing of the transfer of significant risks and rewards varies depending on the individual terms of the sales or service agreement. For product sales, usually transfer of significant risks and rewards occurs when the product is delivered to a customer. For pipeline transportation revenues and storage revenue, transfer of significant risks and rewards usually occurs when the service is provided as per the contract with the customer. For rate or contractually regulated pipeline operations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by agreement or regulatory authority.

Certain commodity buy/sell arrangements where the risks and rewards of ownership have not transferred are recognized on a net basis in profit or loss.

l.	Finance income and finance costs

Finance income comprises interest income on funds deposited and invested, gains on non-commodity-related derivatives measured at fair value through profit or loss and foreign exchange gains. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on loans and borrowings, unwinding of discount rate on provisions, losses on disposal of available for sale financial assets, losses on non-commodity-related derivatives, impairment losses recognized on financial assets (other than trade and other receivables) and foreign exchange losses.

Borrowing costs that are not directly attributable to the acquisition, or construction of a qualifying asset are recognized in profit or loss using the effective interest method.

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m.	Income tax

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items are recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact tax expense in the period that such a determination is made.

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n.	Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all potentially dilutive common shares, which comprise convertible debentures and share options granted to employees ("Convertible Instruments"). Only outstanding and Convertible Instruments that will have a dilutive effect are included in fully diluted calculations.

The dilutive effect of Convertible Instruments is determined whereby outstanding Convertible Instruments at the end of the period are assumed to have been converted at the beginning of the period or at the time issued if issued during the year. Amounts charged to income or loss relating to the outstanding Convertible Instruments are added back to net income for the diluted calculations. The shares issued upon conversion are included in the denominator of per share basic calculations for the date of issue.

o.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. All operating segments' operating results are reviewed regularly by the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and Chief Operating Officer ("COO") to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO, CFO and COO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, finance income and costs and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

p.	Cash flow statements

The cash flow statement is prepared using the indirect method. Changes in balance sheet items that have not resulted in cash flows such as share-based payment expense, unrealized gains and losses, depreciation and amortization, employee future benefit expenses, deferred income tax expense, share of profit from equity accounted investees, among others, have been eliminated for the purpose of preparing this statement. Dividends paid to ordinary shareholders, among other expenditures, are included in financing activities. Interest paid is included in operating activities.

q.	New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee ("IFRIC") for accounting periods beginning after January 1, 2013. The Company has reviewed these and determined the following:

Amendments to IFRS 7 Financial Instruments: Disclosures are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments is not expected to have a material impact on the Company’s Financial Statements.

IFRS 9 (2010) Financial Instruments is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

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IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities and IFRS 13 Fair Value Measurement are effective for annual periods beginning on or after January 1, 2013. The adoption of these standards is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 19 Employee Future Benefits are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments is not expected to have a material impact on the Company’s Financial Statements.

IAS 32 Financial Instruments: Presentation is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

4. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

ii)	Intangible assets

The fair value of intangible assets acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

iii)	Derivatives

Fair value of derivatives, with the exception of the redemption liability which is related to the acquisition of the Company's subsidiary, are estimated by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, quoted market prices per share and volatility rates at the period ends.

The redemption liability related to one of the Company's subsidiaries represents a put option, held by the non-controlling interest, to sell the remaining one-third of the business to the Company after the third anniversary of the acquisition date (October 3, 2014). The put price to be paid by the Company for the residual interest upon exercise is based on a multiple of the subsidiary's earnings during the three year period prior to exercise, adjusted for associated capital expenditures and debt based on management estimates (see Note 27 "Financial Instruments and Financial Risk Management").

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company entity and counterparty when appropriate.

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iv)	Non-derivative financial assets and liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the convertible debentures, the fair value is determined by the market price of the convertible debenture on the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

v)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, expected forfeitures and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The fair value of the long-term share unit award incentive plan and associated distribution units are measured based on the reporting date market price of the Company's shares. Expected dividends are not taken into account in determining fair value as they are issued as additional distribution share units.

vi)	Inventories

The net realizable value of inventories is determined based on the estimated selling price in the ordinary course of business less estimated cost to sell.

5. ACQUISITION

On April 2, 2012, Pembina acquired all of the outstanding Provident Energy Ltd. ("Provident") common shares (the "Provident Shares") in exchange for Pembina common shares valued at approximately $3.3 billion (the "Acquisition"). Provident shareholders received 0.425 of a Pembina common share for each Provident Share held for a total of 116,535,750 Pembina common shares. On closing, Pembina assumed all of the rights and obligations of Provident relating to the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). The face value of the outstanding Provident Debentures at April 2, 2012 was $345 million. The debentures remain outstanding and continue with terms and maturity as originally set out in their respective indentures. Pursuant to the Acquisition, Provident amalgamated with a wholly-owned subsidiary of Pembina and has continued under the name "Pembina NGL Corporation". The results of the acquired business are included as part of the Midstream business.

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The purchase price equation, subject to finalization of deferred tax liabilities, is based on assessed fair values and is estimated as follows:

($ millions)
Cash	9
Trade receivables and other	195
Inventory	87
Property, plant and equipment	1,988
Intangible assets and goodwill (including $1,753 goodwill)	2,414
Trade payables and accrued liabilities	(249)
Derivative financial instruments – current	(53)
Derivative financial instruments – non-current	(36)
Loans and borrowings	(215)
Convertible debentures	(317)
Provisions and other	(128)
Deferred tax liabilities	(406)
Non-controlling interest	(5)
3,284

The determination of fair values and the purchase price equation are based upon an independent valuation. The primary drivers that generate goodwill are synergies and business opportunities from the integration of Pembina and Provident and the acquisition of a talented workforce. The recognized goodwill is generally not expected to be deductible for tax purposes.

Upon closing of the Acquisition, Pembina repaid Provident's revolving term credit facility of $205 million.

The Company has recognized $24.1 million in acquisition-related expenses. These expenses are included in acquisition-related and other expenses in the Financial Statements.

The Pembina Shares were listed and began trading on the NYSE under the symbol "PBA" on April 2, 2012.

Revenue generated by the Provident business for the period from the Acquisition date of April 2, 2012 to December 31, 2012, before intersegment eliminations, was $1,151.4 million. Net earnings, before intersegment eliminations, for the same period were $54.2 million.

Unaudited proforma consolidated revenue (prepared as if the Provident Acquisition had occurred on January 1, 2012) for the year ended December 31, 2012 are $3,967.5 million and net earnings for the same period are $277 million.

6. TRADE AND OTHER RECEIVABLES

December 31 ($ thousands)	2012	2011
Trade accounts receivable from customers	310,364	116,809
Trade accounts receivable and other receivables from related parties	10,814	28,864
Prepayments	10,514	2,594
Total current trade and other receivables	331,692	148,267
Non-current holdbacks receivable	3,080
Receivable due from related parties		10,814
	334,772	159,081

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On March 29, 2012 the Musreau Deep Cut experienced a gear box failure, resulting in an interruption to business until Pembina brought the Deep Cut compressor back into service on September 2, 2012. Business interruption and capital insurance claims are currently being pursued. Pembina has recognized a receivable based on information on the claim status as of the reporting date.

7. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2010	57,248	1,997,267	483,765	149,117	260,819	2,948,216
Additions	10,006	216,293	30,208	48,891	222,196	527,594
Change in decommissioning provision		117,491				117,491
Capitalized interest		207			10,015	10,222
Transfers	104	169,354	15,075	1,139	(185,672)
Disposals and other	(139)	(585)	(428)	1,579		427
Balance at December 31, 2011	67,219	2,500,027	528,620	200,726 (1)	307,358	3,603,950 (1)
Acquisition (Note 5)	18,093	276,225	1,319,286	287,319	87,273	1,988,196
Additions	5,900	20,315	38,533	31,021	488,545	584,314
Change in decommissioning provision		(139,468)	(31,441)			(170,909)
Capitalized interest		570	98		13,821	14,489
Transfers	1,793	(61,401)	217,928	(13,149)	(145,171)
Disposals and other	(5,001)	(2,534)	(828)	626		(7,737)
Balance at December 31, 2012	88,004	2,593,734	2,072,196	506,543	751,826	6,012,303

Depreciation
Balance at December 31, 2010	4,043	659,277	76,498	49,301		789,119
Depreciation	45	48,334	16,768	4,374		69,521
Disposals		(516)	(268)	(1,436)		(2,220)
Balance at December 31, 2011	4,088	707,095	92,998	52,239		856,420
Depreciation	279	70,795	54,476	19,629		145,179
Transfers		917	24,628	(25,545)
Disposals and other		(2,099)	(225)	(1,514)		(3,838)
Balance at December 31, 2012	4,367	776,708	171,877	44,809		997,761

Carrying amounts
December 31, 2011	63,131	1,792,932	435,622	148,487	307,358	2,747,530
December 31, 2012	83,637	1,817,026	1,900,319	461,734	751,826	5,014,542

(1)	$1.5 million was reclassified from inventory to Linefill and Other at December 31, 2011.

Property, plant and equipment under construction

Costs of assets under construction at December 31, 2012 totalled $751.8 million ($2011: $307.4 million). Such amounts include capitalized borrowing costs.

For the year ended December 31, 2012, capitalized borrowing costs related to the construction of the new pipelines or facilities amounted to $14.5 million (2011: $10.2 million), with capitalization rates ranging from 4.29 percent to 4.77 percent (2011: 4.91 percent to 5.36 percent).

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Commitments

At December 31, 2012, the Company has contractual commitments for the acquisition and or construction of property, plant and equipment of $362.8 million (December 31, 2011: $364.3 million).

8. INTANGIBLE ASSETS AND GOODWILL

		Other Intangible Assets
	Goodwill	Purchase and Sale Contracts	Customer Relationships	Purchase Options	Total Other Intangible Assets	Total Goodwill & Intangible Assets
Cost
Balance at December 31, 2010 and 2011	222,670	23,038			23,038	245,708
Acquisition (Note 5)	1,752,942	157,051	226,497	277,350	660,898	2,413,840
Additions and other		5,000			5,000	5,000
Balance at December 31, 2012	1,975,612	185,089	226,497	277,350	688,936	2,664,548

Amortization
Accumulated amortization at December 31, 2010		1,106			1,106	1,106
Amortization		698			698	698
Accumulated amortization at December 31, 2011		1,804			1,804	1,804
Amortization		24,778	15,289		40,067	40,067
Accumulated amortization at December 31, 2012		26,582	15,289		41,871	41,871

Carrying amounts
December 31, 2011	222,670	21,234			21,234	243,904
December 31, 2012	1,975,612	158,507	211,208	277,350	647,065	2,622,677

Other intangible assets consist of customer purchase and sale contracts with several producers acquired through business combinations. In addition, Pembina has a purchase option of $277.3 million to acquire property, plant and equipment. The purchase option is not being amortized because it is not exercisable until 2018.

The aggregate carrying amount of intangible assets and goodwill allocated to each operating segment is as follows:

($ thousands)	2012	2011
Conventional Pipelines	315,470	194,370
Oil Sands and Heavy Oil	33,300	28,300
Gas Services	196,136	21,234
Midstream	2,077,771
	2,622,677	243,904

Impairment testing

For the purpose of impairment testing, goodwill is allocated to the Company's operating divisions which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes, which is not higher than the Company's operating segments. Impairment testing for goodwill was performed on December 31, 2012. The recoverable amounts were based on their value in use and were determined to be higher than their carrying amounts.

Value in use was determined by discounting the future cash flows generated from the continuing use of each cash generating unit. The calculation of the value in use was based on the following key assumptions:

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Cash flows were projected based on past experience, actual operating results and the first 5 years of the business plan approved by management. Cash flows for periods up to 68 years (2011: 75 years) were extrapolated using a constant growth rate of 2 percent (2011: 1.9 percent), which does not exceed the long-term average growth rate for the industry. Pre-tax discount rates between 7.49 percent and 8.63 percent (2011: 7.51 percent and 8.84 percent) were applied in determining the recoverable amount of the cash generating units. The discount rates were estimated based on past experience, the Company's risk free rate and average cost of debt in addition to estimates of the specific cash generating unit's equity risk premium, size premium, small capitalization premium, projection risk, betas, tax rate and industry targeted debt to equity ratios.

9. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

The Company has a 50 percent interest in two jointly controlled, equity accounted investees that are reported using the equity method of accounting. The carrying value of the investment at December 31, 2012 is $161.2 million (2011: $161 million).

	Pembina's Proportionate Share of Balance As At				Pembina's Proportionate Share of Transaction Value For The Year Ended			Payments from Equity Accounted Investees
	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Expenses	Profit and Loss
($ thousands)
Fort Saskatchewan Ethylene Storage Corporation (FSESC)	316	11	1		78	2	76
Fort Saskatchewan Ethylene Storage Limited Partnership (FSESLP)	3,271	26,216	20,125	12,087	45,925	7,082	38,843	16,869
December 31, 2011	3,587	26,227	20,126	12,087	46,003	7,084	38,919	16,869
FSESC	331	4	2		12	4	8
FSESLP	2,917	41,343	16,950	21,457	14,646	8,788	5,858	17,428
December 31, 2012	3,248	41,347	16,952	21,457	14,658	8,792	5,866	17,428

On acquisition, Pembina recognized a fair value adjustment which is amortized over the useful life of the assets. Pembina's share of profit of investments in equity accounted investees includes amortization of the fair value adjustment of $7.7 million (2011: $5.2 million), derecognition of fair value adjustment of $nil (2011: $25.2 million), income tax benefit (expense) of $0.5 million (2011: $(1.9) million) and other $0.3 million (2011: $(0.7) million) In 2012, Pembina made contributions for the construction of caverns of $8.2 million (2011: $nil).

Commitments

At December 31, 2012, the Company's share of investment in equity accounted investees contractual commitments for the construction of property, plant and equipment is $31.6 million (December 31, 2011: $42.7 million).

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10.	INCOME TAXES

The components of the deferred assets and deferred tax liabilities are as follows:

($ thousands)	2012	2011
Asset:
Intangible assets		2,512
Derivative financial instruments	22,787	2,772
Employee benefits	7,156	4,238
Share-based payments	7,971	3,515
Provisions	114,617	101,358
Benefit of loss carryforwards	76,702	62,426
Other deductible temporary differences	2,783	4,240
Total deferred tax asset	232,016	181,061

Liability:
Property, plant and equipment	589,909	203,178
Intangible assets	127,467
Investments in equity accounted investees	21,841	25,802
Taxable limited partnership income deferral	75,295	50,175
Other taxable temporary differences	1,993	8,821
Total deferred tax liability	816,505	287,976

Total deferred tax liability	584,489	106,915

The Company's consolidated effective tax rate for the year ended December 31, 2012 was 25 percent (2011: 19.6 percent).

Reconciliation of effective tax rate

Year Ended December 31 ($ thousands)	2012	2011
Earnings before income tax	301,347	198,769

Statutory tax rate	25.0%	26.5%

Income tax at statutory rate	75,337	52,674

Tax rate changes on deferred income tax balances	1,948	(5,051)
Changes in estimate from prior year	(2,160)	(8,880)
Other	214	126
Income tax expense	75,339	38,869

In 2007, the Canadian federal government enacted a change in the federal income tax rate from 16.5 percent in 2011 to 15 percent in 2012.

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Income tax expense

Year Ended December 31 ($ thousands)	2012	2011
Current tax benefit
Adjustment for prior period	(463)
Total current tax benefit	(463)
Deferred tax expense
Origination and reversal of temporary differences	58,005	23,826
Tax rate changes on deferred tax balances	1,948	(5,075)
Decrease in tax loss carry forward	15,849	20,118
Total deferred tax expense	75,802	38,869
Total income tax expense	75,339	38,869

The movement of the deferred tax liability is as follows:

($ thousands)	2012	2011
Opening balance, January 1	106,915	69,686
Deferred income tax expense	75,802	38,869
Tax benefit on share of (loss) profit of equity accounted investees	(458)	1,900
Income tax benefit in other comprehensive income	(3,641)	(3,540)
Acquisition (Note 5)	405,847
Other	24
Deferred income taxes, December 31	584,489	106,915

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

December 31 ($ thousands)	2012	2011
Trade payables	301,936	141,452
Non-trade payables & accrued liabilities(1)	42,804	25,194
	344,740	166,646

(1)	Includes current portion of decommissioning provision of $532 (2011 - $10,720).

U.S. dollar trade payables at December 31, 2012 are $0.3 million (December 31, 2011: Nil).

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12.	LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

($ thousands)				Carrying amount(3)
	Available facilities at December 31, 2012	Nominal interest rate	Year of maturity	December 31, 2012	December 31, 2011
Operating facility(1)	30,000	prime + 0.50 or BA(2) + 1.50	2013		3,139
Revolving unsecured credit facility	1,500,000	prime + 0.50 or BA(2) + 1.50	2017	520,676	309,981
Senior secured notes		7.38			57,499
Senior unsecured notes – Series A	175,000	5.99	2014	174,677	174,462
Senior unsecured notes – Series C	200,000	5.58	2021	196,983	196,638
Senior unsecured notes – Series D	267,000	5.91	2019	265,604	265,403
Senior unsecured term facility	75,000	6.16	2014	74,800	74,658
Senior unsecured medium-term notes 1	250,000	4.89	2021	248,714	248,558
Senior unsecured medium-term notes 2	450,000	3.77	2022	447,825
Subsidiary debt	9,347	5.04	2014	9,347
Finance lease liabilities				5,800	5,650
Total interest bearing liabilities	2,956,347			1,944,426	1,335,988
Less current portion				(11,652)	(323,927)
Total non-current				1,932,774	1,012,061

(1)	Operating facility expected to be renewed on an annual basis.
(2)	Bankers' Acceptance.
(3)	Deferred financing fees are all classified as non-current. Non-current carrying amount of facilities are net of deferred financing fees.

All facilities are governed by specific debt covenants which Pembina has been in compliance with during the years ended December 31, 2012 and 2011.

For more information about the Company's exposure to interest rate, foreign currency and liquidity risk, see financial instruments and financial risk management Note 27.

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13.   CONVERTIBLE DEBENTURES

($ thousands, except as noted)	Series C – 5.75%	Series E – 5.75%	Series F – 5.75%	Total
Conversion price (dollars)	$28.55	$24.94	$29.53
Interest payable semi-annually in arrears on:	May 31 and November 30	June 30 and December 31	June 30 and December 31
Maturity date	November 30, 2020	December 31, 2017	December 31, 2018
Balance December 31, 2010	288,635			288,635
Conversions	(220)			(220)
Deferred financing fees (net of amortization)	950			950
Balance, December 31, 2011	289,365			289,365
Assumed on acquisition(1) (Note 5)		158,471	158,343	316,814
Conversions and redemptions	(54)	(351)	(55)	(460)
Accretion of liability		841	688	1,529
Deferred financing fee (net amortization)	1,168	826	726	2,720
Balance, December 31, 2012	290,479	159,787	159,702	609,968

(1)	Excludes conversion feature of convertible debentures.

The Series C debentures may be converted at the option of the holder at a conversion price of $28.55 per share at any time prior to maturity and may be redeemed by the Company. The Company may, at its option after November 30, 2016, (or after November 30, 2014, provided that the volume weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on when the notice of redemption is given is not less than 125 percent of the conversion price of the debentures) elect to redeem the debentures by issuing shares. The Company may also elect to pay interest on the debentures by issuing shares.

The Series E debentures may be converted at the option of the holder at a conversion price of $24.94 per share at any time prior to maturity and may be redeemed by the Company. The Company may, at its option on or after December 31, 2013 and prior to December 31, 2015, elect to redeem the Series E debentures in whole or in part, provided that the volume weighted average trading price of the common price of the shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series E debentures. On or after December 31, 2015, the Series E debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

The Series F debentures may be converted at the option of the holder at a conversion price of $29.53 per share at any time prior to maturity and may be redeemed by the Company. The Company may, at its option on or after December 31, 2014 and prior to December 31, 2016, elect to redeem the Series F debentures in whole or in part, provided that the volume weighted average trading price of the common price of the shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series F debentures. On or after December 31, 2016, the Series F debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

The Company retains a cash conversion option on the Series E and F convertible debentures, allowing the Company to pay cash to the converting holder of the debentures, at the option of the Company. For convertible debentures with a cash conversion option, the conversion feature is recognized as an embedded derivative and accounted for as a derivative financial instrument, measured at fair value using an option pricing model.

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14.	PROVISIONS

The Company has estimated the net present value of its total decommissioning obligations based on a total future liability of $361.7 million (2011: $416.2 million). The estimate has applied a medium-term inflation rate and current discount rate and includes a revision in the decommissioning assumptions and associated costs and timing of payments. The obligations are expected to be paid over the next 75 years with majority being paid between 30 and 40 years. The Company applied a 2 percent inflation rate per annum (2011: 2.4 percent) and a risk free rate of 2.36 percent (2011: 2.49 percent) to calculate the present value of the decommissioning provision. During the year ended December 31, 2012, the Company estimated a decrease of $54.5 million (2011: increase of $134.5 million) in the total decommissioning obligation, including an increase of $124.6 million assumed on the Acquisition, offset by a $144.8 million decrease due to revised assumptions which the Company believes are more in line with industry, a $46.7 million decrease (2011: increase of $106.8 million) based on a change in the discount and inflation rates used to remeasure the obligation and $7 million (2011: $7.1 million) for unwinding of the discount rate, net of any settlements and a $5.4 million increase (2011: $20.6 million increase) representing the present value of additional obligations. The remeasured decommissioning provision decreased property, plant and equipment and decommissioning provision liability. $5.9 million of the re-measurement reduction in the decommissioning provision was in excess of the carrying amount of the related asset and is recognized as a credit to depreciation expense (2011: nil).

The property, plant and equipment of the Company consist primarily of underground pipelines, above ground equipment facilities and storage assets. No amount has been recorded relating to the removal of the underground pipelines or the storage assets as the potential obligations relating to these assets cannot be reasonably estimated due to the indeterminate timing or scope of the asset retirement. As the timing and scope of retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

($ thousands)	2012	2011
Balance at January 1	416,153	281,694
Unwinding of discount rate	11,956	10,141
Assumed on acquisition (Note 5)	124,579
Decommissioning liabilities settled during the period	(4,944)	(3,123)
Change in rates	(46,654)	106,793
Change in estimates and other	(139,352)	20,648
Total	361,738	416,153
Less current portion (included in accrued liabilities)	532	10,720
Balance at December 31	361,206	405,433

15.	SHARE CAPITAL

Share capital

Pembina is authorized to issue an unlimited number of common shares and an unlimited number of a class of preferred shares designated as Preferred Shares, Series A. The holders of the common shares are entitled to receive notice of, attend at and vote at any meeting of the shareholders of the Company, receive dividends declared and share in the remaining property of the Company upon distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

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Pembina has adopted a shareholder rights plan ("Plan") as a mechanism designed to assist the board in ensuring the fair and equal treatment of all shareholders in the face of an actual or contemplated unsolicited bid to take control of the company.  Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the board to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in Pembina. The Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so.

($ thousands, except share amounts)	Number of Common Shares	Share Capital
Balance December 31, 2010	166,876,651	1,794,536
Share-based payment transactions	1,023,916	16,978
Debenture conversions and other	7,704	220
Balance December 31, 2011	167,908,271	1,811,734
Issued on acquisition (Note 5)	116,535,750	3,283,976
Share-based payment transactions	427,934	9,221
Dividend reinvestment plan	8,338,254	218,695
Debenture conversions and other	16,264	432
Balance December 31, 2012	293,226,473	5,324,058

Dividends

The following dividends were declared by the Company:

Year Ended December 31 ($ thousands)	2012	2011
$1.61 per qualifying common share (2011: $1.56 )	417,601	261,236

On January 8, 2013 and February 12, 2013, Pembina announced that the Board of Directors declared a dividend for each of January and February of $0.135 per qualifying common share ($1.62 annualized) in the total amount of $79.5 million.

16.	REVENUES

Year Ended December 31 ($ thousands)	2012	2011
Rendering of Services:
Conventional pipeline transportation	338,772	296,190
Oil Sands and Heavy Oil pipeline transportation	172,429	134,874
Midstream and marketing terminalling, storage and hub services (net)	2,847,403	1,173,480
Gas services gathering and processing services	88,285	71,506
Intersegment eliminations	(19,487)
	3,427,402	1,676,050

17.	COST OF SALES

Year Ended December 31 ($ thousands)	2012	2011
Operating expense	271,566	191,923
Cost of goods sold, including product purchases	2,475,038	1,072,270
Depreciation and amortization – operating	173,604	68,012
	2,920,208	1,332,205

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18.	GENERAL AND ADMINISTRATIVE EXPENSE

Year Ended December 31 ($ thousands)	2012	2011
Other general & administrative expense	91,706	59,984
Depreciation and amortization – general and administrative	5,782	2,207
	97,488	62,191

19.	DEPRECIATION AND AMORTIZATION

Year Ended December 31 ($ thousands)	2012	2011
Cost of sales	173,604	68,012
General and administrative	5,782	2,207
	179,386	70,219

20.	PERSONNEL EXPENSES

Year Ended December 31 ($ thousands)	2012	2011
Salaries and wages	82,350	57,564
Canada Pension Plan and EI remittances	2,436	1,717
Share-based payment transactions	17,028	18,651
Short-term incentive plan (bonus)	11,430	8,393
Defined contribution plan expense	1,685	878
Defined benefit pension plan expense	7,225	4,828
Health and dental benefit expense	3,459	2,232
Employee Savings plan expense	3,946	2,172
Other benefits	1,573	1,064
	131,132	97,499

21.	NET FINANCE COSTS

Year Ended December 31 ($ thousands)	2012	2011
Interest income from:
Related parties	(262)	(876)
Bank deposits	(1,200)	(414)
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	72,956	56,722
Convertible debentures	36,348	18,415
Finance leases	426	404
Unwinding of discount	12,021	10,141
(Gain) loss in fair value of non-commodity-related derivative financial instruments	(4,087)	7,619
Foreign exchange gains	(1,062)	(84)
Net finance costs	115,140	91,927

22.	OPERATING SEGMENTS

The Company determines its reportable segments based on the nature of operations and includes four operating segments: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream.

Conventional Pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensate and NGL in Alberta and B.C.

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Oil Sands & Heavy Oil consists of the Syncrude, Horizon, Nipisi and Mitsue Pipelines, and the Cheecham Lateral. These pipelines and related facilities deliver synthetic crude oil produced from oil sands under long-term cost-of-service arrangements.

Gas Services consists of natural gas gathering and processing facilities, including three gas plants, twelve compressor stations and over 300 kilometres of gathering systems.

Midstream consists of the Company's interests in extraction and fractionation facilities, terminalling and storage hub services under a mixture of short, medium and long-term contractual arrangements.

The financial results of the business segments is included below. Performance is measured based on results from operating activities, net of depreciation and amortization, as included in the internal management reports that are reviewed by the Company's CEO, CFO and COO. The segments results from operating activities, before depreciation and amortization, is used to measure performance as management believes that such information is the most relevant in evaluating results of certain segments relative to other entities that operate within these industries. Intersegment transactions are recorded at market value and eliminated under corporate and intersegment eliminations.

Year Ended December 31, 2012 ($ thousands)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	338,772	172,429			(19,487)	491,714
NGL product and services, terminalling, storage and hub services				2,847,403		2,847,403
Gas Services			88,285			88,285
Total revenue	338,772	172,429	88,285	2,847,403	(19,487)	3,427,402
Operations	129,555	55,629	29,260	59,685	(2,563)	271,566
Cost of goods sold, including product purchases				2,494,525	(19,487)	2,475,038
Realized gain (loss) on commodity-related derivative financial instruments	111			(4,682)		(4,571)
Operating margin	209,328	116,800	59,025	288,511	2,563	676,227
Depreciation and amortization (operational)	43,959	19,800	14,546	95,299		173,604
Unrealized gain (loss) on commodity-related derivative financial instruments	(9,043)			45,143		36,100
Gross profit	156,326	97,000	44,479	238,355	2,563	538,723
Depreciation included in general and administrative					5,782	5,782
Other general and administrative	6,692	3,771	4,130	15,478	61,635	91,706
Acquisition-related and other expenses (income)	957	297	11	434	23,049	24,748
Reportable segment results from operating activities	148,677	92,932	40,338	222,443	(87,903)	416,487
Net finance costs (income)	6,192	1,889	800	3,205	103,054	115,140
Reportable segment earnings (loss) before tax and income from equity accounted investees	142,485	91,043	39,538	219,238	(190,957)	301,347
Share of loss of investments in equity accounted investees, net of tax				1,056		1,056
Capital expenditures	187,264	30,432	162,838	203,969	(189)	584,314

(1)	5.1 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $97.1 million associated with U.S. midstream sales.
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Pembina Pipeline Corporation

Year Ended December 31, 2011 ($ thousands)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	296,190	134,874				431,064
Terminalling, storage and hub services				1,173,480		1,173,480
Gas Services			71,506			71,506
Total revenue	296,190	134,874	71,506	1,173,480		1,676,050
Operations	119,093	43,986	22,407	8,833	(2,396)	191,923
Cost of goods sold, including product purchases				1,072,270		1,072,270
Realized gain (loss) on commodity-related derivative financial instruments	4,413			882		5,295
Operating margin	181,510	90,888	49,099	93,259	2,396	417,152
Depreciation and amortization (operational)	41,595	12,786	9,921	3,710		68,012
Unrealized gain (loss) on commodity-related derivative financial instruments	3,743			1,433		5,176
Gross profit	143,658	78,102	39,178	90,982	2,396	354,316
Depreciation included in general and administrative					2,207	2,207
Other general and administrative	6,421	2,898	4,117	5,234	41,314	59,984
Acquisition-related and other expenses (income)	1,018	(127)	6	2	530	1,429
Reportable segment results from operating activities	136,219	75,331	35,055	85,746	(41,655)	290,696
Net finance costs	7,110	1,729	999	109	81,980	91,927
Reportable segment earnings (loss) before tax and income from equity accounted investees	129,109	73,602	34,056	85,637	(123,635)	198,769
Share of loss (profit) of investments in equity accounted investees, net of tax				(5,766)		(5,766)
Capital expenditures	72,034	191,723	136,505	111,480	15,852	527,594

(1)	4.8 percent of Conventional Pipelines revenue is under regulated tolling arrangements.

23.	EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at December 31, 2012 was based on the earnings attributable to common shareholders of $224.8 million (2011: $165.7 million) and a weighted average number of common shares outstanding of 258.9 million (2011: 167.4 million).

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2012 was based on earnings attributable to common shareholders of $224.8 million (December 31, 2011: $165.7 million), and weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares of 259.5 million (2011: 168.2 million), calculated as follows:

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Weighted average number of common shares

(In thousands of shares)	2012	2011
Issued common shares at January 1	167,908	166,877
Effect of shares issued on acquisition	87,243
Effect of share options exercised	185	556
Effect of conversion of convertible debentures	9
Effect of shares issued under dividend reinvestment plan	3,524
Weighted average number of common shares at December 31 (basic)	258,869	167,433

Dilutive effect of conversion of convertible debentures
Dilutive effect of share options on issue	614	742
Weighted average number of common shares at December 31 (diluted)	259,483	168,175

Basic earnings per share ($)	0.87	0.99
Diluted earnings per share ($)	0.87	0.99

At December 31, 2012, the effect of the conversion of the convertible debentures was excluded from the diluted earnings per share calculation as the impact was anti-dilutive. If the convertible debentures were included, an additional 23.3 million (2011: 10.5 million) common shares would be added to the weighted average number of common shares and $27.3 million (2011: $13.8 million) would be added to earnings, representing after tax interest expense of the convertible debentures.

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

24.	CHANGES IN NON-CASH WORKING CAPITAL

Year Ended December 31 ($ thousands)	2012	2011
Accounts receivable, inventory and other	6,043	(30,388)
Accounts payable and accrued liabilities	(115,924)	10,091
Change in non-cash operating working capital	(109,881)	(20,297)

25.	EMPLOYEE BENEFITS

December 31 ($ thousands)	2012	2011
Registered defined benefit obligation	21,394	10,755
Supplemental defined benefit obligation	6,180	5,092
Other accrued benefit obligations	1,049	1,104
Employee benefit obligations	28,623	16,951

The Company maintains a defined contribution plan and non-contributory defined pension plans covering its employees. The defined benefit plans include a funded registered plan for all employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The Company also has other accrued benefit obligations which include a non-contribution unfunded post employment extended health and dental plan provided to a few remaining retired employees. Benefits under the plans are based on the length of service and the annual average best three years of earnings during last ten years of service of the employee. Benefits paid out of the plans are not indexed. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation was at December 31, 2009.

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Defined benefit obligations

December 31	2012		2011
($ thousands)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Present value of unfunded obligations		6,180		5,092
Present value of funded obligations	121,783		100,138
Total present value of obligations	121,783	6,180	100,138	5,092
Fair value of plan assets	100,389		89,383
Recognized liability for defined benefit obligations	(21,394)	(6,180)	(10,755)	(5,092)

The Company funds the defined benefit obligation plans in accordance with government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds. Defined benefit plan contributions totalled $10 million for the year ended December 31, 2012 (2011: $8 million).

The Company has determined that, in accordance with the terms and conditions of the defined benefit plans, and in accordance with statutory requirements of the plans, the present value of refunds or reductions in future contributions is not lower than the balance of the total fair value of the plan assets less the total present value of obligations. As such, no decreases in the defined benefit asset is necessary at December 31, 2012 and December 31, 2011.

Registered defined benefit pension plan assets comprise

December 31 (percentages)	2012	2011
Equity securities	65.1	64.1
Debt	30.1	30.8
Other	4.8	5.1
	100.0	100.0

Movement in the present value of the pension obligation

Year Ended December 31	2012		2011
($ thousands)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Defined benefits obligations at January 1	100,138	5,092	90,090	4,382
Benefits paid by the plan	(5,896)	(66)	(6,108)
Current service costs and interest	12,009	504	9,944	402
Actuarial losses in other comprehensive income	15,532	650	6,212	308
Defined benefit obligations at December 31	121,783	6,180	100,138	5,092

Movement in the present value of registered defined benefit pension plan assets

Year Ended December 31 ($ thousands)	2012	2011
Fair value of plan assets at January 1	89,383	89,609
Contributions paid into the plan	10,000	8,000
Benefits paid by the plan	(5,896)	(6,108)
Expected return on plan assets	5,288	5,521
Actuarial (losses) gains in other comprehensive income	1,614	(7,639)
Fair value of registered plan assets at December 31	100,389	89,383

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Pembina Pipeline Corporation

Expense recognition in profit or loss

Year Ended December 31	2012		2011
($ thousands)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Current service costs	6,655	232	4,780	149
Interest on obligation	5,354	272	5,164	253
Expected return on plan assets	(5,288)		(5,521)
	6,721	504	4,423	402

The expense is recognized in the following line items in the statement of comprehensive income:

Year Ended December 31	2012		2011
($ thousands)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Operating expenses	3,734		2,771
General and administrative expense	2,987	504	1,652	402
	6,721	504	4,423	402

Actual return on plan assets	6,902		(2,118)

Actuarial gains and losses recognized in other comprehensive income

	2012			2011
($ thousands)	Registered Plan	Supplemental Plan	Total	Registered Plan	Supplemental Plan	Total
Cumulative amount at January 1	15,050	146	15,196	4,662	(85)	4,577
Recognized during the period after tax	10,439	488	10,927	10,388	231	10,619
Cumulative amount at December 31	25,489	634	26,123	15,050	146	15,196

Principal actuarial assumptions used as at December 31 (expressed as weighted averages):

	2012	2011
Discount rate	4.4%	5.2%
Expected long-term rate of return on plan assets	5.8%	6.1%
Future pension earning increases	4.0%	4.0%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the liabilities in the defined plans are as follows:

December 31 (years)	2012	2011
Longevity at age 65 for current pensioners
Males	19.8	19.7
Females	22.1	22.1

Longevity at age 65 for current member aged 45
Males	21.3	21.2
Females	22.9	22.9

The calculation of the defined benefit obligation is sensitive to the discount rate, compensation increases, retirements and termination rates as set out above. An increase or decrease of the estimated discount rate of 4.4 percent by 100 basis points at December 31, 2012 is considered reasonably possible in the next financial year. A discount rate of 5.4 percent would decrease the obligation by $18.2 million. A discount rate of 3.4 percent would increase the obligation by $23.2 million.

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The overall expected long-term rate of return on assets is 5.8 percent. The expected long-term rate of return is based on the portfolio as a whole and not the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

Historical information

December 31	2011		2010
($ thousands)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Present value of the defined benefit obligation	100,138	5,092	90,090	4,382
Fair value of plan assets	89,383		89,609
(Deficit) in the plan	(10,755)	(5,092)	(481)	(4,382)
Experience adjustments arising on plan liabilities			886	356
Experience adjustments arising on plan assets	7,639		(2,968)

December 31	2009		2008
($ thousands)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Present value of the defined benefit obligation	76,873	4,110	58,359	3,000
Fair value of plan assets	78,852		60,682
(Deficit)/surplus in the plan	1,979	(4,110)	2,323	(3,000)
Experience adjustments arising on plan liabilities	1,402	(14)		211
Experience adjustments arising on plan assets	(7,417)		17,702

The Company expects $12.6 million in contributions to be paid to its defined benefit plans in 2013.

26.	SHARE-BASED PAYMENTS

At December 31, 2012, the Company has the following share-based payment arrangements:

Share option plan (equity settled)

The Company has a share option plan under which employees are eligible to receive options to purchase shares in the Company.

Long-term share unit award incentive (cash-settled) plan

In 2005, the Company established a long-term share unit award incentive plan. Under the share-based compensation plan, awards of restricted (RSU) and performance (PSU) share units are made to officers, non-officers and directors. The plan results in participants receiving cash compensation based on the value of the underlying notional shares granted under the plan. Payments are based on a trading value of the Company's common shares plus notional dividends and performance of the Company.

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Pembina Pipeline Corporation

Terms and conditions of share option plan and share unit award incentive plan

The terms and conditions relating to the grants of the share option program and the long-term share unit award incentive plans are listed in the tables below:

Grant date share options granted to employees (Number of units in thousands)	Number of Options in thousands	Contractual life of options
August 3, 2011	1,052	7 years
October 1, 2011	48	7 years
January 3, 2012	55	7 years
April 2, 2012	19	7 years
August 9, 2012	1,372	7 years
October 1, 2012	49	7 years

One third vest on the first anniversary of the grant date, one third vest on the second anniversary of the grant date, and one third vest on the third anniversary of the grant date.

Long-term share unit award incentive plan(1)

Grant date PSUs to Officers, Non-Officers(2) and Directors (Number of units in thousands)	Units	Contractual life of PSU
January 1, 2011	284	3.0 years
January 1, 2012	188	3.0 years
April 2, 2012 (on acquisition)	201	2.2 years

Vest on the third anniversary of the grant date. Actual PSUs awarded is based on the trading value of the shares and performance of the Company.

Grant date RSUs to Officers, Non-Officers(2) and Directors (Number of units in thousands)	Units	Contractual life of RSU
January 1, 2011	185	3.0 years
January 1, 2012	186	3.0 Years
April 2, 2012 (on acquisition)	177	2.2 Years

One third vest on the first anniversary of the grant date, one third vest on the second anniversary of the grant date, and one third vest on the third anniversary of the grant date.

(1)	Distribution Units are granted in addition to RSU and PSU grants based on notional accrued dividends from RSU and PSU granted but not paid.
(2)	Non-Officers defined as senior selected positions within the Company.

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Disclosure of share option plan

The number and weighted average exercise prices of share options as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2010	2,759,259	16.43
Granted	1,100,800	25.29
Exercised	(1,023,916)	15.48
Forfeited	(161,763)	19.75
Outstanding at December 31, 2011	2,674,380	20.24
Granted	1,495,050	26.70
Exercised	(427,934)	16.96
Forfeited or expired	(209,858)	24.73
Outstanding as at December 31, 2012	3,531,638	23.11

As of December 31, 2012, the following options are outstanding:

Exercise Price (dollars)	Number outstanding at December 31, 2012	Options Exercisable	Weighted average remaining life (years)
$14.18 – $17.99	589,433	589,433	1.5
$18.00 – 20.99	593,380	369,124	4.6
$21.00 – $30.06	2,348,825	288,723	6.2

The weighted average share price at the date of exercise for share options exercised in the year ended December 31, 2012 was $28.28 (December 31, 2011: $24.64).

Expected volatility estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of the fair values at grant date of share options are the following:

Share options granted

Year ended December 31 (dollars)	2012	2011

Weighted average
Fair value at grant date	$2.10	$2.72
Share price at grant date	$26.68	$25.72
Exercise price	$26.70	$25.29
Expected volatility	21.4%	24.7%
Expected option life (years)	3.67	3.67
Expected annual dividends per option	$1.61	$1.56
Expected forfeitures	7.9%	7.0%
Risk-free interest rate (based on government bonds)	1.3%	1.6%

Disclosure of long-term share unit award incentive plan

The long-term share unit award incentive plan was valued using the reporting date market price of the Company's shares of $28.46 (December 31, 2011: $29.66). Actual payment may differ from amount valued based on market price and company performance.

Long-term share unit award incentive units granted

Year ended December 31	2012	2011
Number of share units granted	752,187	469,253

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Employee expenses

($ thousands)	2012	2011
Share option plan, equity settled	1,828	1,097
Long-term share unit award incentive plan	15,200	17,554
Total expense recognized as employee costs	17,028	18,651

Total carrying amount of liabilities for cash settled arrangements	33,506	22,971
Total intrinsic value of liability for vested benefits	16,267	8,911

27.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Economic hedges

The Company has entered into derivative financial instruments to limit the exposures to changes in commodity prices, interest rates, cost of power and foreign currency exchange rates. Hedge accounting has not been applied, however the Company still considers that there is an economic hedge which limits the exposure to fluctuations in revenue and expenses.

Financial risk

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed. The Company's Audit Committee oversees how management monitors compliance with the Company's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by the Company. The Company's Risk Management function assists in managing these risks. The Company's primary risk management objective is to protect capital resources, earnings and cash flow.

Counterparty credit risk

Counterparty credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument failed to meet its contractual obligations in accordance with the terms and conditions of the financial instruments with the Company and which arise primarily from the Company's cash and cash equivalents, trade and other receivables, and from counterparties to its derivative financial instruments. The carrying amount of the financial assets represents the maximum credit exposure to the Company. The maximum counterparty credit exposure to counterparty credit risk at the reporting date was:

	Carrying Amount
December 31 ($ thousands)	2012	2011
Cash and cash equivalents	27,336
Trade and other receivables	334,772	159,081
Derivative financial instruments	7,871	6,450
	369,979	165,531

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Pembina Pipeline Corporation

The Company manages counterparty credit risk for its cash and cash equivalents by maintaining bank accounts with Schedule 1 banks. The Company has minimal counterparty credit risk related to its receivables as a majority of these amounts are with large established counterparties in the oil and gas industry and are subject to the terms of the Company's shipping rules and regulations or pursuant to contracts. The rules and regulations permit the Company to receive and hold financial assurances against a counterparty to cover current and aged receivables when warranted. Balances are generally payable the 25th day of the following month. This date coincides with the date on which oil and gas companies receive payment from industry partners and counterparties. Typically, the Company has collected its receivables in full and at December 31, 2012, approximately 93 percent were current. The Company also maintains lien rights on the oil and NGL that are in its custody during the transportation of such products on the pipeline as well as the right to offset for single shipper operations. Therefore, the risk of non-collection is considered to be low and no impairment of receivables has been made.

Additionally, counterparty credit risk is mitigated through established credit management techniques, including conducting comprehensive financial and other assessments for all new counterparties and regular reviews of existing counterparties to establish and monitor a counterparty's creditworthiness, setting exposure limits, monitoring exposures against these limits, using contract netting arrangements and obtaining financial assurances when warranted. In general, financial assurances include guarantees, letters of credit and cash. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis. The Company believes these measures minimize its counterparty credit risk but there is no certainty that they will protect it against all material losses. Letters of credit mitigate the counterparty credit risk on $44.6 million (December 31, 2011: $7.8 million) of the receivables balance. The Company's assessment of a counterparty’s creditworthiness includes external credit ratings, where available, and in other cases, detailed financial and other assessments which generate an internal credit rating based on financial ratios. Counterparty exposure limits are established for each counterparty representing the maximum unsecured dollar amount in conjunction with an associated counterparty exposure limit approval authority matrix which has been approved by the Risk Management Committee. The Company continues to closely monitor and reassess its counterparty exposure limits on an ongoing basis.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

			Outstanding balances due by period
December 31, 2012 ($ thousands)	Carrying Amount	Expected Cash Flows	6 Months or Less	6 – 12 Months	1 – 2 Years	2 – 5 Years	More Than 5 Years
Trade payables and accrued liabilities	344,208	344,208	344,208
Loans and borrowings	1,938,626	2,446,733	44,927	35,637	312,765	693,389	1,360,015
Finance lease liabilities	5,800	7,101	1,327	1,327	1,823	2,624
Convertible debentures	609,968	903,475	19,607	19,607	39,360	291,204	533,697
Dividends payable	39,586	39,586	39,586
Derivative financial liabilities	67,691	67,691	11,532	4,400	16,774	25,115	9,870

			Outstanding balances due by period
December 31, 2011 ($ thousands)	Carrying Amount	Expected Cash Flows	6 Months or Less	6 – 12 Months	1 – 2 Years	2 – 5 Years	More Than 5 Years
Bank overdraft	676	676	676
Trade payables and accrued liabilities	155,926	155,926	155,926
Unsecured notes and credit facilities	1,272,838	1,663,644	27,120	340,285	350,445	117,494	828,300
Senior secured notes	57,499	70,909	6,257	6,257	25,027	33,368
Finance lease liabilities	5,650	7,742	1,273	1,273	1,942	3,254
Convertible debentures	289,365	299,780					299,780
Dividends payable	21,828	21,828	21,828
Derivative financial liabilities	17,539	18,460	2,385	2,385	3,670	6,438	3,582

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Pembina Pipeline Corporation

The Company's approach to managing liquidity risk is to ensure funds and credit facilities are available to meet its short-term obligations. Management monitors daily cash positions and performs cash forecasts weekly to determine cash requirements. On a monthly basis, Management typically forecasts cash flows for a period of 12 months to identify financing requirements. These financing requirements are then addressed through a combination of credit facilities and through access to capital markets if required.

Market risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices. Market risk is generally comprised of price risk, currency risk and interest rate risk.

a.	Price risk

Commodity price volatility and market location differentials affect the Midstream business. In addition, Midstream is exposed to possible price declines between the time Pembina purchases NGL feedstock and sells NGL products, and to narrowing frac spreads. Frac spreads are the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.

Pembina responds to these risks using a market risk management program to protect margins on a portion of its natural gas based supply sales contracts, and to manage physical contract exposure while retaining some ability to participate in a widening margin environment. The Company uses derivative financial instruments to manage exposure to commodity prices and power costs. The Company does not trade financial instruments for speculative purposes. The derivative instruments include participating swaps and fixed price swap contracts that settle against indexed reference pricing. Participating swaps are contracts that provide a floor and ceiling for a certain percentage of the volume of a contract. A swap contract is an agreement where a floating price is exchanged for a fixed price over a specified period.

b.	Currency risk

Pembina's commodity sales are exposed to both positive and negative effects of fluctuations in the Canadian/U.S. exchange rate. Pembina manages this exposure by matching a significant portion of the cash costs that it expects with revenues in the same currency. In addition, Pembina uses derivative instruments to manage the U.S. cash requirements of its business.

Pembina regularly sells or purchases a portion of expected U.S. cashflows. Pembina's also manages the exposure it has to fluctuations in the U.S./Canadian dollar exchange rate when the underlying commodity price is based upon a U.S. index price. Pembina may also use derivative products that provide for protection against a stronger Canadian dollar, while allowing it to participate if the currency weakens relative to the U.S. dollar.

c.	Interest rate risk

At the reporting date, the interest rate profile of the Company's interest-bearing financial instruments was:

($ thousands)	Carrying Amounts of Financial Liability
December 31	2012	2011
Fixed rate instruments	(1,417,950)	(1,324,758)
Variable rate instruments	(520,675)	(319,465)

The Company uses swap contracts to manage exposure to variable interest rates.

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Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have (increased) decreased profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

December 31($ thousands)	2012	2011
	± 100 bp	± 100 bp
Variable rate instruments	± 5,250	± 3,149
Interest rate swap	± (3,800)	± (2,000)
Profit or loss sensitivity (net)	± 1,450	± 1,149

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

December 31	2012			2011
($ thousands)	Carrying Amount		Fair Value	Carrying Amount	Fair Value
Financial assets carried at fair value
Derivative financial instruments	7,871		7,871	6,450	6,450

Financial assets carried at amortized cost
Cash and cash equivalents	27,336		27,336
Trade and other receivables	334,772		334,772	159,081	159,081
	362,108		362,108	159,081	159,081

Financial liabilities carried at fair value
Derivative financial instruments	67,691		67,691	17,538	17,538

Financial liabilities carried at amortized cost
Bank overdraft				676	676
Trade payables and accrued liabilities	344,208		344,208	155,926	155,926
Finance lease liabilities	5,800		6,170	5,650	5,948
Dividends payable	39,586		39,586	21,828	21,828
Loans and borrowings	1,938,626		2,083,505	1,272,838	1,391,895
Senior secured notes				57,499	65,567
Convertible debentures	609,968	(1)	725,074	289,365	326,760
	2,938,188		3,198,543	1,803,782	1,968,600

(1)	Carrying amount excludes conversion feature of convertible debentures.

The basis for determining fair values is disclosed in Note 4.

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Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus and adequate credit spread, and were as follows:

December 31	2012	2011
Derivatives	1.2% - 2.5%	1.1% - 1.8%
Loans and borrowings	2.0% - 3.7%	2.2% - 4.2%
Leases	4.4%	4.8%

Fair value of power derivatives are based on market rates reflecting forward curves.

Fair value hierarchy

The fair value of financial instruments carried at fair value is classified according to the following hierarchy based on the amount of observable inputs used to value the instruments.

Level 1: Unadjusted quoted prices are available in active markets for identical assets or liabilities as the reporting date. Pembina does not use Level 1 inputs for any of its fair value measurements.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for commodities, future power contracts, interest rates and foreign exchange rates from information sources including banks, Bloomberg Terminals and Natural Gas Exchange (NGX). With the exception of one item described under Level 3, all of Pembina's financial instruments carried at fair value are valued using Level 2 inputs.

Level 3: Valuations in this level require the most significant judgments and consist primarily of unobservable or non-market based inputs. Level 3 inputs include longer-term transactions, transactions in less active markets or transactions at locations for which pricing information is not available. In these instances, internally developed methodologies are used to determine fair value. The redemption liability related to Three Star is classified as a Level 3 instrument, as the fair value is determined by using inputs that are not based on observable market data. The liability represents a put option, held by the non-controlling interest of Three Star, to sell the remaining one-third of the business to Pembina after the third anniversary of the original acquisition date (October 3, 2014). The put price to be paid by the Company for the residual interest upon exercise is based on a multiple of Three Star's earnings during the three year period prior to exercise, adjusted for associated capital expenditures and debt based on management estimates. These estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

Financial instruments classified as Level 3

($ thousands)	2012	2011
Redemption liability, beginning of year
Assumed on acquisition	6,183
Accretion of liability	65
Gain on revaluation	(962)
Redemption liability, end of year	5,286

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The following table is a summary of the net derivative financial instrument liability:

As at December 31 ($ thousands)	2012	2011
Frac spread related	(3,068)
Product margin	(1,088)	2,267
Corporate
Power	(7,100)	4,183
Interest rate	(14,302)	(17,538)
Foreign exchange	653
Other derivative financial instruments
Conversion feature of convertible debentures (Note 13)	(29,629)
Redemption liability related to acquisition of subsidiary	(5,286)
Net derivative financial instruments liability	(59,820)	(11,088)

In conjunction with the Acquisition, the Company assumed all of the rights and obligations of Provident relating to the Provident Debentures which included a $29.7 million liability for the conversion feature of the Provident Debentures. These convertible debentures contain a cash conversion option which is measured at fair value through profit and loss at each reporting date, with any unrealized gains or losses arising from fair value changes reported in the consolidated statement of comprehensive income. This resulted in the Company recording a gain of $0.1 million on the revaluation on the conversion feature of convertible debentures in profit and loss in net finance costs for the year ended December 31, 2012.

Commodity-Related Derivative Financial Instruments	Year Ended December 31
($ thousands)	2012	2011
Realized (loss) gain on commodity-related derivative financial instruments
Frac spread related	(4,497)
Product margin	(141)	882
Power	67	4,413
Realized (loss) gain on commodity-related derivative financial instruments	(4,571)	5,295
Unrealized gain on commodity-related derivative financial instruments	36,100	5,176
Gain on commodity-related derivative financial instruments	31,529	10,471

For non-commodity-related derivative financial instruments see Note 21, Net Finance Costs.

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Sensitivity analysis

The following table shows the impact on earnings if the underlying risk variables of the derivative financial instruments changed by a specified amount, with other variables held constant.

As at December 31, 2012 ($ thousands)		+ Change	- Change
Frac spread related
Natural gas	(AECO +/- $1.00 per GJ)	6,724	(6,724)
NGL (includes propane, butane)	(Belvieu +/- U.S. $0.10 per gal)	(3,991)	3,991
Foreign exchange (U.S.$ vs. Cdn$)	(FX rate +/- $0.05)	(3,637)	3,637
Product margin
Crude oil	(WTI +/- $5.00 per bbl)	(6,387)	6,387
NGL (includes propane, butane and condensate)	(Belvieu +/- U.S. $0.10 per gal)	6,112	(6,112)
Corporate
Interest rate	(Rate +/- 50 basis points)	3,857	(3,857)
Power	(AESO +/- $5.00 per MW/h)	3,631	(3,631)
Conversion feature of convertible debentures	(Pembina share price +/- $0.50 per share)	(2,761)	2,629

28.	OPERATING LEASES

Leases as lessee

Operating lease rentals are payable as follows:

December 31 ($ thousands)	2012	2011
Less than 1 year	22,754	6,237
Between 1 and 5 years	109,542	20,021
More than 5 years	153,574	40,494
	285,870	66,752

The Company leases a number of offices, warehouses, vehicles and rail cars under operating leases. The leases run for a period of one to fifteen years, with an option to renew the lease after that date. The Company has sublet office space up to 2022 and has contracted sub-lease payments of $51.4 million over the term.

During the year ended December 31, 2012, an amount of $7.1 million was recognized as an expense in profit or loss in respect of operating leases (December 31, 2011: $3.8 million).

29.	CAPITAL MANAGEMENT

The Company's objective when managing capital is to safeguard the Company's ability to provide a stable stream of dividends to shareholders that is sustainable over the long-term. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying asset base and based on requirements arising from significant capital development activities. Pembina manages and monitors its capital structure and short-term financing requirements using Non-GAAP measures; the ratios of debt to EBITDA, debt to Enterprise Value (market value of common shares and convertible debentures), adjusted cash flow to debt and debt to equity. The metrics are used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. The Company remains satisfied that the leverage currently employed in the Company's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new equity or debt issuances as required.

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The Company maintains a conservative capital structure that allows it to finance its day-to-day cash requirements through its operations, without requiring external sources of capital. The Company funds its operating commitments, short-term capital spending as well as its dividends to shareholders through this cash flow, while new borrowing and equity issuances are reserved for the support of specific significant development activities. The capital structure of the Company consists of shareholder's equity plus long-term liabilities. Long-term debt is comprised of bank credit facilities, unsecured notes, finance lease obligations and convertible debentures.

Pembina is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants as of December 31, 2012.

Note 15 of these financial statements demonstrates the change in Share Capital for the year ended December 31, 2012.

30.	GROUP ENTITIES

Significant subsidiaries

	Ownership Interest
December 31 (percentages)	2012	2011
Pembina Pipeline	100	100
Pembina Gas Services Limited Partnership	100	100
Pembina Oil Sands Pipeline LP	100	100
Pembina Midstream Limited Partnership	100	100
Pembina North Limited Partnership	100	100
Pembina West Limited Partnership	100	100
Pembina NGL Corporation	100
Pembina Facilities NGL LP	100
Pembina Infrastructure and Logistics LP	100
Pembina Empress NGL Partnership	100
Pembina Resource Services Canada	100
Pembina Resource Services (U.S.A.)	100
Three Star Trucking Ltd.	67

31.	RELATED PARTIES

All transactions with related parties were made on terms equivalent to those that prevail in arm's length transactions.

Investments in equity accounted investees

Officers of Pembina Pipeline Corporation, the ultimate controlling party, are Directors of Fort Saskatchewan Ethylene Storage Corporation ("FSESC"), the parent of Fort Saskatchewan Ethylene Storage Limited Partnership ("FSESLP"). FSESLP and FSESC are both recognized as investments in joint ventures under the equity method on Pembina's financial statements. Results from operating activities are recorded as Share of Profit from Equity Accounted Investees on Pembina's Statement of Comprehensive Income, representing a 50 percent interest in the joint ventures.

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($ thousands)			Transaction Value Year Ended December 31		Balance Outstanding As At December 31
			2012	2011	2012	2011
Related Party	Transaction	Note
FSESLP	Interest revenue		262	876
	Loan receivable					17,903

Key management personnel and director compensation

Key management consists of the Company's directors and certain key officers.

Compensation

In addition to short-term employee benefits – including salaries, director fees and bonuses – the Company also provides key management personnel with share-based compensation, contributes to post employment pension plans and provides car allowances, parking and business club memberships.

Key management personnel compensation comprised:

Year Ended December 31 ($ thousands)	2012	2011
Short-term employee benefits	2,743	2,802
Post-employment benefits	231	207
Share-based compensation	5,806	6,150
Other compensation	121	112
Total compensation of key management	8,901	9,271

Transactions

Key management personnel and directors of the Company control 0.5 percent (2011: 0.8 percent) of the voting common shares of the Company. Certain directors and key management personnel also hold Pembina convertible debentures. Dividend and interest payments received for the common shares and debentures held are commensurate with other non-related holders of those instruments.

Certain officers are subject to employment agreements in the event of termination without just cause or change of control.

Post employment benefit plans

Pembina has significant influence over the pension plans for the benefit of their respective employees.

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Transactions

($ thousands)		Transaction Value Year Ended December 31		Balance Outstanding As At December 31
Post-employment benefit plan	Transaction	2012	2011	2012	2011
Defined benefit plan	Funding	10,000	8,000

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